82-35029

RECEIVED

2007 JUL -3 P 3:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024887

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

July 2, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of a Media Release regarding the establishment of the Westfield UK Shopping Centre Fund. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

Enclosures

82-35029

2 July 2007

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
WESTFIELD UK SHOPPING CENTRE FUND

Attached is a media release regarding the establishment of Westfield UK Shopping Centre Fund.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

82-35029

Westfield

2 July 2007

RECEIVED

2007 JUL -3 P 3:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEDIA RELEASE

WESTFIELD GROUP ESTABLISHES £530 MILLION / A$1,250 MILLION WHOLESALE FUND IN THE UNITED KINGDOM

The Westfield Group (ASX: WDC) today announced the establishment of a £530 million (A$1,250 million) wholesale fund to own interests in four Westfield shopping centres in the United Kingdom with a gross value of over £2.1 billion (A$5 billion).

The fund, to be named the Westfield UK Shopping Centre Fund, will own 25% interests in Westfield Merry Hill, Belfast and Tunbridge Wells and will purchase a 25% interest in Westfield Derby post completion of its current redevelopment. Westfield will continue to retain a 25% interest in the properties.

The establishment of the fund continues the Group's funding strategy. The Group has raised over A$7 billion in the last 6 months through various transactions including the recent A$3 billion rights issue, the issuance of A$1.25 billion of Property Linked Notes over interests in 6 Australian centres and the formation of joint ventures in the United Kingdom and Australia.

Westfield will act as fund manager of the new fund and will continue to act as property, leasing and development manager for each of the centres. The new fund will, together with the other transactions in the last 6 months, increase the Group's management of assets on behalf of outside investors from A$12.8 billion (at 31 December 2006) to approximately A$16 billion.

Today's announcement follows the subscriptions from two cornerstone investors representing 67% of the fund. The remaining third of the fund will now be marketed to a wider group of wholesale investors.

"We are excited to announce the initial closing of the fund, which provides a further source of long term capital for the Group," said Group Managing Director, Peter Lowy.

Westfield currently manages a portfolio in the United Kingdom of 10 properties with a gross value of approximately £3.9 billion (A$9.2 billion).

"Under the Group's development program, the gross value of the United Kingdom portfolio is expected to grow to around £10 billion (A$23.6 billion) over the next 5 to 7 years," said Group Managing Director, Steven Lowy.

The fund will purchase its interest in the initial portfolio (Merry Hill, Belfast and Tunbridge Wells) for approximately £380 million (A$900 million), representing an initial yield to the fund of approximately 4.3% after costs.

The fund will acquire a 25% interest in the completed Derby centre before October 2009. The price will be based on the annualised net income of the centre at the time of transfer capitalised at 5.00%, estimated to be around £150 million (A$350 million).

The sale price for the 25% interest in Merry Hill of £262.5 million is consistent with the price Westfield achieved for the sale of a 50% interest to Queensland Investment Corporation in December 2006. Westfield purchased its interests in Belfast, Tunbridge Wells and Derby as part of the MEPC transaction in 2000 and has achieved an unlevered internal rate of return since acquisition of approximately 17% per annum.

Westfield

This transaction is not expected to materially impact operational earnings or distribution for the year ended 31 December 2007.

M3 Capital Partners has acted as financial advisor and placement agent in relation to the establishment of the fund.

ENDS

MEDIA RELEASE

Westfield UK Shopping Centre Fund Portfolio

Centre	**Net Value (100%) (£m)**[1]	**WDC ownership**	**Fund Ownership**	**Joint Venture's Ownership**
Merry Hill	1,050	25%	25%	50%[3]
Belfast	315	25%	25%	50%[4]
Tunbridge Wells	150	25%	25%	50%[4]
Derby	600[2]	25%[2]	25%[2]	50%[4]
Total	**2,115**			

[1] as at 31 December 2006
[2] estimated on completion of fund acquisition
[3] Queensland Investment Corporation
[4] Hermes Asset Management Limited

Westfield Group
The Westfield Group (ASX: WDC), with a market capitalisation of approximately $39 billion, is the 8th largest entity member of the Australian Securities Exchange/S&P 200 Index. Operating on a global platform, the Group is an internally managed, vertically integrated shopping centre group, undertaking ownership, development, design, construction, funds and asset management, property management, leasing and marketing employing in excess of 4,000 staff worldwide. The Westfield Group has interests in an investment portfolio of 121 shopping centres valued in excess of A$60 billion located in Australia, the United States, New Zealand and the United Kingdom.

Westfield Group - UK Portfolio



* Westfield UK Shopping Centre Fund portfolio centre (25%)

END